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                                  EXHIBIT 11.1

               STATEMENT AS TO COMPUTATION OF EARNINGS PER SHARE


Net income (loss) per share data is computed using the weighted average number of common stock outstanding during each period. Common equivalent shares from stock options and warrants have been included in the computation using the treasury stock method only when their effect would be dilutive. Fully dilutive net income per share has not been presented, as the difference is not significant.